UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 2-69114

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Materials, Inc. Employee Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APPLIED MATERIALS, INC.
3050 Bowers Avenue
Santa Clara, California 95054-3299

SIGNATURE
EXHIBIT 23.1
EXHIBIT 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

Date: June 30, 2003	By	/s/ ROBERT G. HARTLEY

Robert G. Hartley Member, Administrative Committee

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Page number

Independent Accountants’ Report	4
Financial Statements:
Statements of Net Assets Available for Benefits – as of December 31, 2001 and 2002	5
Statements of Changes in Net Assets Available for Benefits – years ended December 31, 2001 and 2002	6
Notes to Financial Statements	7-12
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes – as of December 31, 2002	13
Consent of Independent Accountants (Exhibit 23.1)
Certification of Member, Administrative Committee pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Exhibit 99.1)

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan:

     We have audited the financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2001 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER NIXON & WILLIAMS

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 23, 2003

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2001	2002

ASSETS
Investments, at fair value	$1,256,354,974	$893,024,784
Participant loans	16,740,580	15,297,822

Assets held for investment purposes	1,273,095,554	908,322,606
Employer contribution receivable	1,660,043	1,738,997

Total assets	1,274,755,597	910,061,603
LIABILITIES
Forfeitures payable	(1,158,278)	(1,242,364)

Net assets available for benefits	$1,273,597,319	$908,819,239

See notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2001	2002

Additions (reductions) to net assets attributed to:
Investment income:
Dividends and interest	$9,915,688	$5,995,542
Net realized and unrealized appreciation/ (depreciation) in fair value of investments	24,156,996	(367,431,673)

Total investment income	34,072,684	(361,436,131)

Contributions:
Participant	96,036,427	64,721,233
Employer	30,436,989	26,537,559

Total contributions	126,473,416	91,258,792

Total additions/(reductions)	160,546,100	(270,177,339)

Deductions from net assets attributed to:
Withdrawals and distributions	(63,220,173)	(94,600,741)

Total deductions	(63,220,173)	(94,600,741)

Net increase/(decrease) in net assets	97,325,927	(364,778,080)
Net assets available for benefits:
Beginning of year	1,176,271,392	1,273,597,319

End of year	$1,273,597,319	$908,819,239

See notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2002

Note 1 - Significant accounting policies

General

The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.

The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration

Under ERISA, Applied is the designated administrator of the Plan. Applied’s Board of Directors has appointed an Administrative Committee (the 401(k) Committee) to manage the day-to-day operations and administration of the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Loan fees are insignificant to these financial statements, and are therefore reported as withdrawals. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets and are included as a reduction in investment income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participant’s earnings. Benefits are recorded when paid.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

During 2001, the INVESCO Total Return Fund was removed as an investment option under the Plan and the Vanguard Balanced Index Fund was added to the Plan.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated November 4, 2002 to bring it into compliance with applicable law and to make other desired changes.

Risks and uncertainties

The Plan provides participants with investment options consisting of Applied’s common stock and various mutual funds offered by the Plan. These mutual funds invest in stocks, bonds, fixed income securities and other investment securities. Applied’s common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 2 - Participation and benefits

Participant contributions

Participants may elect to have Applied contribute up to 15 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. During 2002, the Plan was amended to allow eligible participants who are age 50 or older during the Plan year to make catch-up contributions up to 15 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in whole-percent increments according to the participant’s direction.

Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit IRAs. Such contributions are invested in various funds in accordance with the participant’s direction and the Plan’s provisions.

Applied’s matching contributions

Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan. Matching contributions generally are invested in the Applied Materials, Inc. Common Stock Fund (the Stock Fund), and cannot be transferred to the other available investment funds under the Plan until a participant is both fully vested and either has completed 10 years of service or is age 50 or older. Applied currently matches 100 percent of participant contributions up to the first three percent of compensation contributed each payroll period, and then 50 percent of every dollar between four percent and six percent of compensation contributed each payroll period. Applied’s matching contributions may be made in the form of cash, shares of Applied’s common stock or any combination thereof. Fidelity Trust will use cash contributions to purchase shares of Applied’s common stock in the open market (at the then prevailing market price), directly from Applied, or from other persons in private transactions. During 2001 and 2002, Applied’s matching contributions were in the form of cash contributions, which were subsequently invested in Applied’s common stock. Applied can change the matching contribution rate, subject to the limits of the Plan and the Code. No changes in the matching contribution rate were made during 2001 or 2002.

Participant accounts

Each participant’s account is credited with the participant’s contributions, his or her portion of Applied’s matching contributions and any investment earnings or losses thereon.

Payment of benefits

Upon termination, a participant or beneficiary generally may elect to leave his or her account balance in the Plan or receive a lump-sum cash distribution of his or her vested account balance. The participant or beneficiary may also elect to receive whole shares of Applied’s common stock for any portion of his or her vested account balance that is invested in the Stock Fund. The Plan provides for the automatic lump-sum distribution, upon participant termination of employment, of vested account balances (excluding rollover accounts) that do not exceed $5,000.

Loans to participants

The Plan allows active participants to borrow from their salary deferral and rollover account balances up to the lesser of the following: (1) $50,000, less their highest outstanding loan balance during the past 12 months, (2) 100 percent of their salary deferral and rollover accounts, or (3) 50 percent of their vested account balances (including the vested portion of Applied’s matching contributions). Loans are secured by the participants’ vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from bi-weekly payroll deductions over the loan term, which will be a minimum of one year and a maximum of five years. Loans are generally payable in full upon a participant’s termination of employment from Applied, or the occurrence of certain other events. Specific loan terms and conditions are established by the 401(k) Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 5.25 percent to 11.5 percent.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions and any related earnings.

Prior to January 1, 2002, participants with three years of credited service vested 20 percent each year in Applied’s matching contributions allocated to their accounts, and became fully vested after seven years of credited service. Participants who are actively employed by Applied become fully vested upon death, total disability, or attainment of normal retirement age. Affected participants also become fully vested upon the termination of the Plan. Participants whose employment was terminated as a result of either an involuntary reduction in force or voluntary separation plan implemented by Applied in 2001 and 2002 received an additional 20 percent vesting in their matching accounts. As required by the Code, former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan. If a participant leaves Applied prior to becoming fully vested, the unvested portion of his or her matching account generally will be forfeited. Forfeitures can be used to offset Applied’s matching contributions. Forfeitures used to offset Applied’s matching contributions in 2001 and 2002 were $3,277,653 and $3,878,910, respectively.

Participants who are actively employed by Applied on or after January 1, 2002 and have two years of credited service will vest 20 percent each year in Applied’s matching contributions allocated to their accounts, and will become fully vested after six years of credited service.

Note 3 - Party-in-interest and related party transactions

As allowed by the Plan, participants may elect to invest in the Stock Fund. In addition, Applied matching contributions are also generally invested in the Stock Fund. The Stock Fund invests solely in Applied’s common stock. Aggregate investment in Applied’s common stock at December 31, 2001 and 2002 was as follows:

	Number of shares*	Fair value

2001	45,633,912	$915,665,686
2002	46,393,534	$604,686,618

*	Restated to reflect a two-for-one stock split in the form of a 100 percent stock dividend, effective April 16, 2002.

Certain Plan investments are managed by Fidelity Trust, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 4 - Investments

The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2001	2002

Fidelity:
Retirement Government Money Market Fund	$95,313,420	$76,647,295
Magellan Fund	77,188,891	58,128,840
Other Funds individually less than 5% of net assets	184,927,557	168,859,853
Applied Materials, Inc. Common Stock Fund*	915,665,686	604,686,618

Assets held for investment purposes	$1,273,095,554	$908,322,606

*	Includes Applied matching contributions, which are generally non-participant directed. See Note 5 for further details.

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated/(depreciated) in value as follows for the years ended December 31:

	2001	2002

Mutual funds	$(29,991,976)	$(45,678,347)
Common stock	54,148,972	(321,753,326)

Total appreciation/(depreciation)	$24,156,996	$(367,431,673)

Note 5 – Non-participant directed investments

As discussed in Note 2, Applied’s matching contributions are generally invested in the Stock Fund and cannot be transferred to the other investment funds available under the Plan until a participant meets certain criteria. As a result, the portion of the Stock Fund that relates to such employer contributions is generally a non-participant directed investment. The net assets and significant components of the changes in net assets relating to non-participant directed investments are as follows as of and for the years ended December 31:

	2001	2002

Net Assets:
Common Stock	$464,421,743	$296,805,369

Changes in Net Assets:
Employer contributions	$30,291,841	$25,967,234
Net realized and unrealized appreciation/ (depreciation) in fair value of investments	24,115,057	(158,493,515)
Withdrawals and distributions	(16,139,945)	(31,241,562)
Transfers to participant-directed investments	(7,421,768)	(3,848,531)

Net increase/(decrease)	30,845,185	(167,616,374)
Net assets – beginning of year	433,576,558	464,421,743

Net assets – end of year	$464,421,743	$296,805,369

Note 6 - Plan termination or modification

Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

Note 7 – Subsequent events

Effective February 2003, participants who are fully vested in their accounts can transfer their matching contributions invested in the Stock Fund to any of the other available investment funds under the Plan.

Effective June 2003, participants may elect to have Applied contribute up to 50 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code.

All participants involuntarily terminated from Applied in 2003 due to reduction-in-force actions will become fully vested in their accounts.

In July 2003, the Janus Worldwide Fund will be removed as an investment option under the Plan and the Morgan Stanley Institutional Fund, Inc. – International Equity Portfolio – Class B will be added as an investment option.

APPLIED MATERIALS, INC.	EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN	PLAN #333

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2002

	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	value

	Vanguard Balanced Index Fund	Mutual fund		$5,163,849
*	Fidelity Retirement Government Money Market Fund	Money Market		76,647,295
*	Fidelity Equity Income Fund	Mutual fund		31,943,004
*	Fidelity Intermediate Bond Fund	Mutual fund		31,283,342
*	Fidelity Magellan Fund	Mutual fund		58,128,840
*	Fidelity Contrafund	Mutual fund		18,107,557
*	Spartan U.S. Equity Index Fund	Mutual fund		17,928,912
	Janus Worldwide Fund	Mutual fund		25,432,165
	Vanguard Mid-Cap Index Fund	Mutual fund		10,350,353
	Dreyfus Small Cap Stock Index Fund	Mutual fund		13,352,849
*	Applied Materials, Inc.	Common stock	$580,366,710	604,686,618
*	Various	Participant loans with interest rates ranging from 5.25 percent to 11.5 percent		15,297,822

		Total		$908,322,606

*	Party-in-interest

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Independent Accountants

99.1	Certification of Member, Administrative Committee pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbenes-Oxley Act